

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Janelle D'Alvise
Chief Executive Officer
Acasti Pharma Inc.
545 Promenade du Centropolis, Suite 100
Laval, Québec, Canada H7T 0A3

Re: Acasti Pharma Inc.
Registration Statement on Form S-3
Filed June 30, 2020
File No. 333-239538

Dear Ms. D'Alvise:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason Comerford, Esq.